Exhibit 99.2

Nano Dimension Strongly Disagrees with ISS Recommendation and Reiterates Call for Shareholders to Disregard the Invalid Murchinson Meeting and Related Proxy Materials

Recommendation Relates to Shareholder Meeting That Is Not Valid

Urges Shareholders to Take No Action and Disregard Any Proxy Materials from Murchinson Ltd.

Company Will Inform Shareholders If and When a Valid and Duly Called Shareholder Meeting Will be Held

Waltham, Mass, March 09, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today issued the following statement in response to a report issued by Institutional Shareholder Services (“ISS”) in connection with the invalid shareholder meeting called by Murchinson Ltd. (“Murchinson”):

“Nano Dimension vehemently disagrees with ISS’s recommendation. There is no valid meeting on March 20th, 2023 and Nano Dimension has not solicited any proxy cards. Therefore, we did not meet with ISS. Murchinson is attempting to convene an illegal meeting, thus disenfranchising retail shareholders that may not have had appropriate time to be notified and cast their votes. The ISS recommendation should be ignored, as it concerns an invalid shareholder meeting. We look forward to meeting with them to share our perspective, track record, and value creation strategy if and when a valid and duly called meeting will be held.”

“The fact remains that Murchinson opted to flagrantly disregard protocols designed to protect the interests of all shareholders in favor of its one-sided and misleading campaign, failing to meet even the most basic requirements under applicable law. Murchinson has instead sought to launch an illegal shareholder meeting and associated campaign of personal attacks against the leadership of the Company. As such, we filed a lawsuit in the Israeli court seeking a declaratory judgement that the Murchinson meeting is illegal. We are confident in the merits of the lawsuit and await the court’s ruling.”

“Nano Dimension’s board of directors (the “Board”) and management team will continue to act in the best interests of the Company and all of its shareholders as we execute against our strategic plan, continuing to generate exceptional revenue growth and investing in the Company to drive meaningful shareholder value. Since the arrival of the current management team in January of 2020, including the appointment of our Chief Executive Officer Yoav Stern, Nano Dimension’s stock has increased by more than 15% and has materially outperformed peers under challenging market conditions.”

“Nano Dimension has an independent and highly qualified Board that provides a robust oversight of the Company’s proven management team and strategy. Our Board and governance structure protect shareholder interests, and the Board regularly evaluates its composition to ensure it has the right skills, expertise, and diversity of independent perspectives to guide Nano Dimension’s strategic plan and create long-term shareholder value. Our Board currently consists of 9 highly qualified individuals – of which 7 are independent – with diverse skills and expertise across the 3D printing and digital-cloud-manufacturing industry, capital markets, corporate finance, and strategic business development in both the United States and Israel.”

At this time, no action by Nano Dimension shareholders is required. Only Nano Dimension will inform its shareholders if and when a valid and duly called meeting will be held, and the Company will provide materials describing important facts to consider in your election of Directors or any other matters being voted upon at that time. Nano Dimension will work constructively with ISS if and when a validly called special meeting or annual meeting is held.

If you have any questions, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-9498.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its confidence in the merits of the Israeli lawsuit and working with  ISS if and when a validly called special meeting or annual meeting is held. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

Investor Relations Contact

ir@nano-di.com

Media Contact

FGS Global

Bryan Locke / Kal Goldberg / Kelsey Markovich

NanoDimension@fgsglobal.com